Exhibit 99.1

Brussels, April 24, 2006

Dear Madam, Dear Sir,

It already appears that the number of shares of the company deposited for the purposes of the extraordinary general meeting of April 25, 2006 will not be sufficient to meet the quorum requirement to consider and vote upon item I of the agenda set forth below. Consequently, the Board of Directors cordially invites you to attend a second extraordinary general meeting of our company that will be held on Wednesday May 24, 2006, at 2:30 p.m. C.E.T. at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (an access map is enclosed hereto). The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive at 01:45 p.m. (C.E.T.) at the latest in order to complete the registration formalities.

AGENDA

I.	Powers of the Board of Directors with respect to acquisition of shares of the company

Amendment of article 10, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“In addition, on May 24, 2006, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2006 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

./..

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium RPR/RPM 0402.206.045 (Brussels) Bank Account Fortis: 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

II.	Powers

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decision taken by the extraordinary general meeting to co-ordinate the text of the articles of association as a result of the abovementioned amendment, and to carry out all necessary or useful formalities to that effect.”

ATTENDANCE FORMALITIES

Pursuant to articles 32 and 33 of the articles of association, holders of securities must comply with the following formalities in order to attend the extraordinary general meeting:

(i)	Holders of registered shares must return to the Board of Directors of Delhaize Group SA (c/o Mrs Jacqueline Heggermont, Delhaize Group SA, rue Osseghem 53, 1080 Brussels, Belgium) the signed original of the attendance form evidencing their intent to exercise their rights at the meeting, by May 18, 2006 at the latest. Enclosed, you will find the attending form.

(ii)	Holders of bearer shares must deposit their shares by May 18, 2006 at the latest either at the registered office of the company (Delhaize Group SA, Rue Osseghem 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. On May 18, 2006 at the latest, ING Belgium will certify to the company that bearer shares deposited with it will remain blocked up to and including the date of the extraordinary general meeting.

(iii)	Holders of securities are permitted to be represented by proxy holders at the extraordinary general meeting. Enclosed, you will find the proxy in the form approved by the company and which must be used to be represented at the extraordinary general meeting. Holders of bearer securities must return their signed original proxies by May 18, 2006 at the latest either to the company (at the above address) or to a branch of ING Belgium. Holders of registered securities must return their signed original proxies to the company (at the above address) by that date at the latest. In each case, proxies may also be sent by fax at +32 2 412 21 29 by May 18, 2006 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

(iv)	Holders of convertible bonds or warrants issued by the company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

Enclosed, you will find an information statement providing additional information on the items of the agenda and a comparison of the current version of article 10 of the articles of association with the amended version as proposed to the extraordinary general meeting.

Yours sincerely,

Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the extraordinary general meeting, please return the enclosed attendance form (pink document) duly completed.

Enclosures:

1.	Access plan to the Corporate Support Office of Delhaize Group.

2.	Attendance form (pink document).

3.	Proxy in the form approved by the company.

4.	Information statement providing additional information on the agenda items.

5.	Comparison of the current version of the article 10 of the articles of association with the amended version as proposed to the extraordinary general meeting.

Annex 1 to Exhibit 99.1

Access Map

Corporate Support Office – Delhaize Group

Square Marie Curie 40

1070 Brussels (Anderlecht)

By car:

•	On the Brussels Ring, take exit 15a (Lennik—Erasmus)

•	Turn left at the first roundabout

•	Continue at the next roundabout, turn right at the following one (Drève Olympique)

•	At the traffic lights, turn left

•	Pass under the motorway on the Boulevard Maurice Carême.

•	You will see the Erasmus Office Park at your right

•	Delhaize Group’s offices are located in the second building (clockwise)

By metro:

•	Stop at Eddy Merckx metro station (line 1B)

•	Follow the Lennikse Baan in the direction of the motorway

•	Under the motorway, Lennikse Baan will become Boulevard Maurice Carême

•	You will see the Erasmus Office Park at your right

•	Delhaize Group’s offices are located in the fourth building (counterclockwise)

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity):

:

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notify his/her/its intent to attend the extraordinary general meeting of Delhaize Group that will take place on Wednesday May 24, 2006 at 2:30 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:

Name:

Date:

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of              shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, Belgium, registered with the Register of legal entities under number 0402.206.045 (Delhaize Group), hereby represented by (*) (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the extraordinary general meeting of Delhaize Group that will take place on Wednesday May 24, 2006 at 2:30 p.m. (CET) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, and vote on his/her/its behalf in accordance with the following instructions:

./..

(*)	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

(**) Please mark your selection.

VOTING INSTRUCTION: (**)

1) vote on proposed resolution 1		2) vote on proposed resolution 2
• vote in favor	( )	• vote in favor	( )
• vote against	( )	• vote against	( )
• abstain	( )	• abstain	( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the general meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list, sub-delegate and, in general, do anything required.

Holders of bearer shares must return their signed original proxies by May 18, 2006 at the latest either to the company (c/o Mrs. Jacqueline Heggermont, Delhaize Group, rue Osseghem 53, 1080 Brussels, Belgium) or to a branch of ING Belgium. Holders of registered shares must return their signed original proxies to the company (at the address mentioned above) by that date at the latest. In each case, proxies may also be sent by fax at +32 2 412 21 29 by May 18, 2006 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

Signature:

Name:

Capacity:

Date:

(**) Please mark your selection.

Annex 4 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 24, 2006

To the shareholders:

It already appears that the number of shares of the company deposited for the purposes of the extraordinary general meeting of April 25, 2006 will not be sufficient to meet the quorum requirement to consider and vote upon point I of the agenda. You are consequently invited to attend a second extraordinary general meeting that will be held on Wednesday, May 24, 2006, at 2:30 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium, with the same agenda.

At the extraordinary general meeting, Delhaize Group’s shareholders will consider and vote on an amendment to the articles of association concerning the powers of the Board of Directors with respect to acquisition of company’s shares as further detailed in the enclosed information statement. A comparison of the current language and the revised language of the articles of association is available on the Internet at Delhaize Group’s website (www.delhaizegroup.com).

You can validly express the vote attached to your shares at the May 24 meeting by following the procedures specified in the notice to the extraordinary general meeting, which has been published in the press, which can be downloaded from our web site at www.delhaizegroup.com and a printed version of which can also be ordered from the Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding the proposals, please contact Delhaize Group’s Investor Relations Department.

Pierre-Olivier Beckers
President and Chief Executive Officer

Item (1):

Amendment to

article 10, 4th indent of

Delhaize Group’s articles of association

The Board of Directors of Delhaize Group SA is authorized under article 10 of the company’s articles of association for a period of 18 months expiring on November 26, 2006, to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase. The Board could make such purchases, on behalf of the company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the company or its subsidiaries. Under article 10, such purchases may also be made by one or more direct subsidiaries of the company. All such purchases count toward the ten percent maximum.

The Board of Directors proposes and recommends that the shareholders approve an amendment to article 10 of the company’s articles of association, which grants authority to the Board to purchase, on behalf of the company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than EUR 1 and no greater than 20% above the highest stock market closing price of the company’s share on Euronext Brussels during the twenty trading days preceding the share purchase.

Item (2):

Power to Implement the First Proposal

The Board of Directors proposes and recommends that the shareholders grant the powers to the Board of Directors, with the power to sub-delegate, to implement the proposal approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

2

Annex 5 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of article 10 of the articles of association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on May 24, 2006

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 10 of the articles of association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 26, 2005, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the total outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 26, 2005 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

If the proposal is approved, article 10 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 26, 2005, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of these authorizations in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

In addition, on May 24, 2006, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of May 24, 2006 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.